UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 25, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863



MARKET RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Competition Appeal Court upholds the South African Competition Tribunal's approval of the Lonmin Transaction

Johannesburg, 17 May 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) and Lonmin Plc (Tickers JSE: LON and LSE: LMI) ("Lonmin") are pleased to announce that the Competition Appeal Court of South Africa (the "CACSA") has today delivered its judgment on the appeal filed with the CACSA by the Association of Mineworkers and Construction Union ("AMCU"). The CACSA dismissed AMCU's appeal with costs, and has therefore upheld the South African Competition Tribunal's decision of 21 November 2018, to approve the Offer subject to certain specific conditions, including one minor amendment which clarifies the measure used as part of the investigation and implementation of certain mining projects, but does not change the overall conditions. The specific conditions were included in the announcement by Sibanye-Stillwater on 21 November 2018 and are summarised in the Sibanye-Stillwater Circular and the Lonmin Scheme Circular (each as defined below).

Sibanye-Stillwater and Lonmin remain fully committed to the Offer.

Neal Froneman CEO of Sibanye-Stillwater commented: "We are pleased that the Competition Appeal Court has upheld the decision of the Competition Tribunal. We are confident that the integration of Lonmin's PGM assets and Sibanye-Stillwater's adjacent PGM operations will ensure a more sustainable and positive future for these assets. We believe that the Transaction continues to be in the best interest of all stakeholders."

Ben Magara, CEO of Lonmin commented: "We welcome this decision as it clears the way towards the shareholder votes on 28 May. The combination creates a larger and more diversified company which we believe is in the best interest of Lonmin shareholders and other stakeholders."

The Transaction remains subject to the satisfaction or (where applicable) waiver of the conditions set out in the announcement of the Transaction by Lonmin and Sibanye-Stillwater on 14 December 2017 and in the scheme circular published by Lonmin on 25 April 2019 (the "Lonmin Scheme Circular"). Such

www.sibanyestillwater.com

conditions include, amongst others, the approvals of Lonmin and Sibanye-Stillwater shareholders and the courts of England and Wales.

A circular to Sibanye-Stillwater shareholders (the "Sibanye-Stillwater Circular") and the Lonmin Scheme Circular, each containing notices convening the required shareholder meetings and relevant resolutions in relation to the Transaction, were posted to the respective shareholders on 25 April 2019. The Sibanye-Stillwater and Lonmin shareholder meetings will each be held on Tuesday, 28 May 2019. Shareholders should see the Sibanye-Stillwater Circular or the Lonmin Scheme Circular (as applicable) for further information.

Defined terms used but not defined in this announcement have the meanings set out in the Lonmin Scheme Circular.

Ends.

Sibanye-Stillwater Investor relations contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Lonmin Investor relations contact:
Tanya Chikanza
Executive Vice President: Corporate Strategy, Investor Relations and Corporate Communications
Email: ir@lonmin.com
Tel: +27(0)83 391 2859

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Lonmin's and Sibanye-Stillwater's financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgement of the senior management and directors of Lonmin and Sibanye-Stillwater.

All statements other than statements of historical facts in this announcement may be forward-looking statements. Forward-looking statements also often use words such as "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater's and Lonmin's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; economic, business, political and social conditions in the United Kingdom, United States, South Africa, Zimbabwe and elsewhere; a further downgrade of South Africa's credit rating; the ability of Sibanye-Stillwater and Lonmin to comply with requirements that they operate in a sustainable manner; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; uncertainty regarding the title to any of Sibanye-Stillwater's properties; changes in the market price of gold, PGMs and/or uranium; fluctuations in exchange rates, currency devaluations, inflation and other macroeconomic monetary policies; Sibanye-Stillwater's future business prospects; financial positions; debt position and Sibanye-Stillwater's ability to reduce debt leverage; plans and objectives of management for future operations; Sibanye-Stillwater's ability to service its bond instruments and comply with loan and other covenants; the occurrence of labour disruptions and industrial action; changes in assumptions underlying Sibanye-Stillwater's and Lonmin's estimation of their current mineral reserves and resources; power disruption, constraints and cost increases; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; the ability to achieve potential synergies from the Transaction; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; the success of Sibanye-Stillwater's and Lonmin's business strategies, exploration and development activities; supply chain shortages and increases in the price of production inputs; the adequacy of insurance coverage; failure of information technology and communications systems and data privacy issues; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Lonmin's and Sibanye-Stillwater's operations; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; the ability to achieve steady state production at the Blitz Project; failure to obtain the benefits of ongoing streaming arrangements; the availability, terms and deployment of capital or credit; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of publication of this announcement. Sibanye-Stillwater and Lonmin expressly disclaim any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Additional Information

This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities ("Securities"), or the solicitation of any vote or approval in any jurisdiction, pursuant to the Offer or otherwise nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. There can be no assurance that the Increased Offer will proceed in a timely manner or at all. This announcement does not constitute a prospectus or prospectus equivalent document.

The Securities referred to in this announcement have not been and will not be registered under the US Securities Act of 1933 (the "US Securities Act") or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the Securities may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US Securities Act or an exemption therefrom. The Securities are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in South Africa or the United Kingdom or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the securities law of any such jurisdiction.

No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for Sibanye-Stillwater or Lonmin, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Sibanye-Stillwater or Lonmin, as appropriate.

The statements contained in this announcement are not to be construed as legal, business, financial or tax advice. If you are in any doubt about the contents of this announcement, you should consult your own legal, business, financial or tax adviser for legal, business, financial or tax advice.

Disclosure requirements of the Takeover Code

Under Rule 8.3(a) of the Takeover Code ("Code"), any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Takeover Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

Publication on Website

A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in restricted jurisdictions, at Sibanye-Stillwater's website on https://www.sibanyestillwater.com/investors/transactions/lonmin and on Lonmin's website on www.lonmin.com/investors/sibanyestillwater-offer by no later than 12 noon (London time) on the business day following the date of this announcement. For the avoidance of doubt, the contents of these websites is not incorporated into and does not form part of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 25, 2019

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer